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19010265

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Sterling Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 River Road
(No. and Street)

Cos Cob (City) Connecticut (State) 06807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Cohane 203-862-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Gutilla, PC
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue, 25th FL (Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing

MAR 04 2019

Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMC

OATH OR AFFIRMATION

I, Michael Dickey Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Sterling Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY E. COHANE
Notary Public of Connecticut
My Commission Expires 8/31/2019

Signature

Executive Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURNHAM
STERLING

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

FINANCIAL STATEMENT

December 31, 2018

CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Burnham Sterling Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Burnham Sterling Securities LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2014.

New York, New York
February 26, 2019

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

Assets:	
Cash and cash equivalents	$366,487
Receivables, net (Notes 2 and 6)	3,978,058
Due from affiliate	4,114
Other assets	18,817
Total Assets	$4,367,476
Liabilities and Member's Equity:	
Liabilities	
Accounts payable	$800
Due to affiliate	128,491
Total Liabilities	129,291
Member's Equity	4,238,185
Total Liabilities and Member's Equity	$4,367,476

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Burnham Sterling Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Connecticut limited liability company wholly-owned by Burnham Holdings LLC ("BH"), a Connecticut limited liability company. The Company has been approved by FINRA to engage in the private placement of securities, act as a broker-dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Leases (ASC 842)

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." This ASU requires that, for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements. The ASU is effective for the Company as of January 1, 2019 under a modified retrospective approach. Based on the implementation efforts and review of the terms of existing leases, the Company determined that an adjustment was not required to its statement of financial condition.

NOTES TO FINANCIAL STATEMENT

Revenue Recognition

As of January 1, 2018, the Company adopted the new revenue recognition standards under ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," and as further amended. Under the new standard, recognition of revenue is a five-step process to determine the revenue recognition related to the promised transfer of goods or services to customers in an amount that reflects the consideration to which an entity is entitled in exchange for those goods or services. The Company has applied the following steps:

1. Identify the contract(s) with a customer
2. Identify the performance obligation(s) in the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligation(s) in the contract
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The standard required either a full retrospective approach for all periods presented or a modified retrospective approach as of the date of the adoption. The Company has concluded that the current practice of recognizing revenue materially replicates the new standard, and therefore, a retained earnings adjustment was not required. The adoption of ASC 606 did not result in a change to the accounting for contract costs as these costs are now capitalized when appropriate and expenses are presented net of all reimbursements. Prior to the adoption of the standard, contract costs to be reimbursed were invoiced and recoded as reimbursement revenues.

There was no significant impact as a result of applying the new revenue standard to the Company's financial statements for the year ended December 31, 2018, except as it related to contract costs.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2018, consisted of a bank account held in the commercial banking affiliate of a US brokerage firm.

Receivables

For receivables with due dates in excess of one year from the completion of the transaction, such receivables are discounted to present value, with the discounts reflecting both the time value of money and a market risk component based on the terms of the receivable. The discounts reduce both the receivables and revenue recognized. The discounts are amortized and recognized as interest income over the

Receivables (continued)

term of the receivables and are reported as interest income-receivables in the statement of operations. The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. As of December 31, 2018, no allowance for doubtful accounts was considered necessary.

Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of BH. As such, income taxes have not been provided, as BH is liable for taxes, if any, on its share of the Company's net income or loss. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statement from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. BH is subject to federal and state income tax examinations by tax authorities for tax years 2015 through 2018

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Contract Costs

Incremental costs incurred during the period to obtain a contract are expensed when incurred. Costs incurred to fulfill the Company's performance obligations are expensed when incurred and are only capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. These contract costs will be capitalized when these three criteria are met at the earlier of (1) a signed contract or (2) an approved reimbursement. Expenses are presented net of all reimbursements. As of December 31, 2018, there were no capitalized contract costs.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 6 2/3% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not exceed a ratio of 15 to 1. At December 31, 2018, the Company's net capital was $237,196 which is $228,577 in excess of its required minimum net capital of $8,619.

5. CONCENTRATION OF CREDIT RISK

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents accounts with two financial institutions which, at times, may exceed insured amounts. The Company attempts to reduce its exposure to credit risk by maintaining cash and cash equivalent balances with sound financial institutions and well-managed money market funds and monitoring their financial strength. The Company has not incurred any losses on these accounts. At December 31, 2018, there was no cash in excess of insured limits.

Receivables

At December 31, 2018, three clients accounted for 100% of the Company's gross receivables of which one client accounted for approximately 55%.

NOTES TO FINANCIAL STATEMENT

6. RECEIVABLES, NET

Receivables consist of the following at December 31, 2018:

Promissory note receivable	$831,000
Accounts receivable	4,017,989
Less: discount on accounts receivable	(870,931)
Receivables, net	$3,978,058

The note receivable was issued on December 24, 2014 and bears interest at the twelve month LIBOR rate plus a market spread. The note is payable in installments through October 2024.

Accounts receivable represents transaction compensation as of December 31, 2018 (from transactions that have closed in prior years) that is paid to the Company over time in scheduled periodic installments. The latest installment is in November 2027, and the weighted average discount rate used was approximately 6.28%.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations of the Company. As of December 31, 2018 the Company owed BSC $128,491 for amounts billed under the expense sharing agreement.

The Company is allocated a portion of expense reimbursements received by BSC from third parties for allowable expenses equal to the expenses allocated to the Company under the expense sharing agreement. BSS is allocated these amounts when they are billed by BSC. At December 31, 2018, the Company was owed $4,114 from BSC for such expense reimbursement allocation.

The Company has a month-to-month sublease agreement with Burnham Sterling Greenwich LLC ("BSG"), whereby the Company paid rent of $500 per month.

8. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 26, 2019, the date that the accompanying financial statement was available to be issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statement.